Exhibit 2.1

INTERIM ACQUISITION AGREEMENT

October 4, 2007

Xtero Datacom, Inc.
Peter Lagergren
Trevor Nelson
David Peachey

Re:          Purchase of Common Shares of Xtero Datacom Inc.

Gentlemen:

This letter (the “Interim Acquisition Agreement”) describes the manner in which Schmitt Industries, Inc., an Oregon corporation (“Schmitt”), through a Canadian subsidiary, Schmitt Canada Limited (“SCL”), proposes to acquire from the shareholders (the “Xtero Shareholders”) of Xtero Datacom Inc., a British Columbia corporation (“Xtero”), all of the issued and outstanding common shares of Xtero.  The parties recognize that the transaction (the “Transaction”) will require further documentation and approvals, including the preparation and approval of one or more formal agreements setting forth the terms and conditions of the proposed acquisition (the “Definitive Acquisition Agreement”). This Interim Acquisition Agreement contains the parties’ binding obligation to negotiate and finalize the transactions described herein, subject to the qualifications set forth below. All dollars referred to herein are U.S. Dollars.

1.             Definitive Acquisition Agreement. Schmitt and Xtero agree to use their commercially reasonable best efforts to negotiate and execute the Definitive Acquisition Agreement incorporating the terms set forth herein within 30 days of the date of this Interim Acquisition Agreement and to complete the Transaction as soon as possible and in any event no later than May 31, 2008.

2.             Loans to Xtero.

2.1              Xtero entered into a loan agreement dated February 9, 2007 with Schmitt and in connection therewith executed a promissory note in the amount of $250,000 (the “Original Note”) of which only $200,000 has been drawn down.  Xtero now requires that it draw down the balance of $50,000 in order to meet its obligations for outstanding legal bills for both patent and general corporate legal services.  Schmitt will advance the balance of the $50,000 upon execution of this Interim Acquisition Agreement; Xtero agrees to pay out $28,000 to its patent attorney upon receipt of these funds.

2.2              Upon execution of this Interim Acquisition Agreement, Schmitt will advance Xtero an additional $250,000 (“New $250,000 Loan”) to Xtero on the following basis:

2.2.1  The Original Note will be modified (the “Modified Note”) to reflect an increase in the total available amount to $500,000 with the terms and conditions remaining the same as those contained in the Original Note (other than with respect to the conversion terms of the Modified Note, which shall be modified to include the additional terms set forth in Sections 2.2.3 and 4 hereof);

2.2.2  Neither Trevor Nelson nor David Peachey will be required to supply additional security for the Modified Note;

2.2.3  The full advances under the Original Note and Modified Note (and all accrued interest thereon) may be converted to Xtero common shares at $0.25 per common share at the option of Schmitt and in the same manner as set out in the Original Note unless the Transaction is not completed by May 31, 2008 (other than by reason of a breach of this Interim Acquisition Agreement or the Definitive Acquisition Agreement by Xtero or the Xtero Shareholders), in which case thereafter the loans (including all accrued interest thereon) may be converted at $0.50 per common share;

2.2.4  After the advance under the New $250,000 Loan and until the earlier of the closing of the Transaction or May 31, 2008, Xtero shall not issue any new shares or other equity for cash or other consideration other than those shares that have been previously disclosed in writing on February 9, 2007 to Schmitt in connection with the Original Note as being required to be issued or such other shares as may be approved by Schmitt;

2.2.5  It is Xtero’s intent to use the proceeds of the New $250,000 Loan primarily to fund legal fees which will be required for the completion of the Transaction;

2.2.6  Upon Schmitt advancing the New $250,000 Loan to Xtero, Xtero shall grant Schmitt an exclusive one-year technology license (the “Exclusive License”) substantially in the form attached hereto as Exhibit A and as described in Section 3 below;

2.2.7  Upon the granting by Xtero of the Exclusive License, Schmitt shall return to David Peachey and Trevor Nelson the 1,500,000 common shares of Xtero held as security by Schmitt for the Original Note; and

2.2.8  Xtero and Schmitt will jointly agree on the use of the proceeds of the New $250,000 Loan.

3.             Technology License.   In order to provide Schmitt with some degree of security against a delay in completing, or failure to complete, the Transaction, Xtero agrees that:

3.1              Xtero shall not seek out any other business or financial partners before May 31, 2008 without Schmitt’s consent;

3.2              Xtero will grant Schmitt the Exclusive License for a period of one-year from the date of this Interim Acquisition Agreement substantially in the form of Exhibit A hereto so that it may financially and actively control the Xtero product and market development process and manufacture and sell the Xtero tank monitoring product utilizing the Xtero sensor technology.

3.3              In the event that the Transaction is not completed by May 31, 2008 by reason of a breach of this Interim Acquisition Agreement or the Definitive Acquisition Agreement by Xtero or the Xtero Shareholders, the term of the Exclusive License will be extended for the life of the Xtero patents including the life of any new patents filed in connection with the Xtero technology, subject to the terms and conditions of the Exclusive License.

4.             Option to Repay Modified Note.  If the Transaction is not completed by May 31, 2008 (other than by reason of a breach of this Interim Acquisition Agreement or the Definitive Acquisition Agreement by Xtero or the Xtero Shareholders), then Xtero shall have the option of repaying all amounts borrowed under the Modified Note (and all accrued interest thereon) plus any additional funds which may have been advanced by Schmitt to Xtero and evidenced in a written instrument (“Additional Amounts”) in cash or by issuing Xtero common shares to Schmitt at the conversion rate of $0.50 per common share.  Upon such repayment, Schmitt shall acknowledge in writing that the Modified Note and such Additional Amounts have been repaid in full.

5.             Structure of Acquisition.  It is contemplated that to effect the acquisition of 100% of Xtero by Schmitt that Schmitt will form SCL and SCL will complete the purchase through the issue of “Exchangeable Shares” of SCL which shares can later be exchanged under certain conditions for shares of common stock of Schmitt.  Xtero will present a more detailed plan in connection with the preparation of the Definitive Acquisition Agreement.  Generally speaking, the Xtero Shareholders will have the right to exchange their SCL “Exchangeable Shares” for Schmitt common stock on a one-for-one basis at any time up until 10 years following the closing of the Transaction.  Any shares initially issued or earned out below and not exchanged by the exchange termination date shall be automatically cancelled by Schmitt and replaced with the appropriate number of shares of common stock of Schmitt and mailed to the last address of each Xtero Shareholder reported to SCL.

6.             Purchase Price.

6.1.         Schmitt, through SCL, shall pay to Xtero shareholders, other than Schmitt should it hold common shares of Xtero, the following purchase price for the common shares of Xtero:

6.1.1          200,000 Exchangeable Shares are to be issued on the closing of the Transaction;

6.1.2          A number of additional earn-out “Exchangeable Shares” of SCL (the “Earn-Out Shares”) are to be issued by August 15 each year, for each Schmitt fiscal year ending May 31, 2008 through to May 31, 2013 based on the following calculation:

(i)                The number of additional Earn-Out Shares issuable for each full or partial fiscal period will be based on dividing 50% of the after-tax profits from the Xtero-related products (excluding intercompany royalties or similar payments) by the issue price calculated as per Section 6.1.2 (iii) below (the “Issue Price”).

50% of After-Tax Xtero Profits = Exchangeable Shares
Issue Price

(ii)              The after-tax profit shall be calculated in accordance with Exhibit B attached hereto as prepared by Schmitt and certified by its Auditor.  It is further agreed that all product development costs shall be capitalized and amortized over a 5-year period, except patent costs, which shall be capitalized and amortized over the lives of the respective patents.

(iii)  The Issue Price for the Earn-Out Shares will be the lower of:

(a)               the average closing price of shares of Schmitt common stock for the 2 months preceding Schmitt’s fiscal year end of May 31 and the 2 months following the year end unless shares are issuable mid-year, in which case the issue price will then be the average closing price over the preceding 3-month period;     or

(b)               $27.72 (two and one half times the highest closing price of Schmitt stock during the past year, which occurred in July 2007).

6.2          The number of shares in Section 6.1.1 and the Earn-Out Shares shall be adjusted to reflect any future consolidation or split of shares of Schmitt.

6.3          The earn-out period shall be from the date of this Interim Acquisition Agreement to May 31, 2013 or such other dates that Xtero may elect within that time period as may be required to comply with Canadian taxation laws or regulations.

7.  Other Matters.

7.1          Each of Xtero and Schmitt shall bear its respective legal, accounting and any broker’s or finder’s fees and costs incurred in connection with this Transaction.

7.2          The Definitive Acquisition Agreement will specify a proposed target budget for product and market development during the first year of operations, in accordance with the outline previously furnished to Xtero by Schmitt.

7.3          Prior to the closing of the Transaction, satisfactory minimum one-year employment or contractor agreements must be in place with Peter Lagergren and David Peachey unless they have waived this requirement.  Such agreements shall include non compete agreements for the period of the agreements with Schmitt, SCL or Xtero and will be renewable upon mutual agreement.

7.4          Xtero represents that it holds a reseller agreement with Globalstar LLP, which is a critical component of the ongoing potential business that Schmitt may create from the base technology of the Xtero sensors.   Xtero agrees to provide to Schmitt a copy of such reseller agreement and shall subcontract to Schmitt all of Xtero’s rights under that contract on a non-exclusive basis for a one-year period in conjunction with the granting of the Exclusive License.

8.            Due Diligence. Each party will promptly initiate a due diligence investigation of the other party and its securities.  Each party will provide to the other and its representatives reasonable access to its information, books, records, facilities, customers and employees, and will furnish the other with financial data, operating data, and other information that it shall reasonably request. Each party agrees to retain all information obtained from the other on a confidential basis and agrees not to use any due diligence information except in evaluating the Transaction. On abandonment of the Transaction for any reason, each party shall promptly return to the other party or destroy all printed information received from the other party in connection with the Transaction (including all printed material derived from such information) and shall keep all other information received confidential.

9.            Conditions to Closing. The closing of the Transaction will be contingent on customary closing conditions, including among others:

9.1          Receipt of all required approvals, consents, and authorizations of state, provincial and US and Canadian federal regulatory authorities;

9.2          Receipt of all required consents of third parties;

9.3          Representations and warranties of all parties being true in all material respects;

9.4          No material adverse change in Xtero’s or Schmitt’s business; and

9.5          No governmental action or proceeding prohibiting or enjoining the Transaction.

10.          News Release.  Neither the Xtero Shareholders, Xtero nor Schmitt will issue or approve a news release or other announcement concerning the Transaction without the prior approval of the other parties regarding the contents of the announcement and its release, which approval will not be unreasonably withheld.

11.          Exclusivity.  Until May 31, 2008, the Xtero shareholders and Xtero will not (a) discuss, negotiate, solicit, or accept any offer, proposal, or other expression of interest of any kind by any other party regarding the acquisition of the assets or common shares of Xtero or (b) make any information available to a third party in connection with the Transaction.

12.          Business Continuity.  Until the earlier of the closing of the Transaction and May 31, 2008, Xtero and the Xtero shareholders will use their commercially reasonable best efforts to (a) conduct Xtero’s business in a reasonable and prudent manner in accordance with past practices, (b) preserve its existing business relationships with its employees, customers, suppliers, and others with whom it has a business relationship, (c) preserve and protect its properties, and (d) conduct its business in compliance in all material respects with all applicable laws and regulations.

13.          Shareholders Approval.  The Xtero Shareholders and Directors signing below represent that together they own more than 50% of Xtero’s issued and outstanding common shares and agree to vote their common shares of Xtero in favor of the Transaction.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Schmitt Industries, Inc.

By:	/s/ Wayne A. Case
Wayne A. Case, President

Accepted and agreed to:

Xtero Datacom Inc.

By:	/s/ David Peachey
David Peachey, President

/s/ Peter Lagergren
Peter Lagergren
Director

Trevor Nelson
Shareholder

/s/ David Peachey
David Peachey
Shareholder

EXHIBIT A

Technology License Agreement

TECHNOLOGY LICENSE AGREEMENT

THIS TECHNOLOGY LICENSE AGREEMENT (this “Agreement”) is made and entered into effective as of October       , 2007 (the “Effective Date”), by and among Xtero Datacom Inc., a company organized and existing under the laws of British Columbia having its principal place of business at Unit 110 – 998 Harbourside Drive, North Vancouver, British Columbia (“Licensor”), and Schmitt Industries, Inc., a Oregon corporation having its principal place of business at 2765 NW Nicolai, Portland Oregon as (“Licensee”).

RECITALS

A.            WHEREAS, Licensor owns or has the right to grant licenses covering certain patents, patent applications, technology, trade secrets, data, know-how and other intellectual property relating to tank monitoring apparatuses and techniques to remotely measure and report tank levels via its acoustic sensor technology; and

B.            WHEREAS, Licensee desires to obtain from Licensor, and Licensor is willing to grant to Licensee, a license under such technology and intellectual property for the use, development, production and commercialization of certain products under the terms and conditions herein;

C.            WHEREAS, Licensor is a value added reseller for Globalstar LLP, a Delaware corporation, (“Globalstar”) whose technology is included in and integral to the communication component of the products developed by Licensor to which the Licensed Technology relates.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.01	“Affiliate” means any corporation controlling, controlled by or under common control with a party.

1.02	“Confidential Information” shall have the meaning set forth in Section 7.01 below.

1.03	“Contract Year” means each successive twelve-month period during the Term commencing on October , 2007.

1.04	“Definitive Acquisition Agreement” shall have the meaning set forth in the Interim Acquisition Agreement.

1.05	“Improved Licensed Products” means any products which encompass, include or embody any Licensed Technology, or that relate to any tank measurement device or reports and are developed by Licensee.

1.06	“Initial Term” means the period commencing on the Effective Date and ending on the first anniversary of the Effective Date.

1.07	“Intellectual Property Rights” shall mean patent rights, copyrights, trade secret rights, trademark rights and all other intellectual and industrial property rights of any sort.

1.08	“Interim Acquisition Agreement” means the Interim Acquisition Agreement between the parties dated on or about the Effective Date.

1.09

“Licensed Patents” means all patents, inventors’ certificates and patent applications together with any renewal, division, continuation, continued prosecution application or continuation-in-part of any of such patents, certificates and applications, any and all patents or certificates of invention issuing thereon, and any and all reissues, reexaminations, extensions, divisions, renewals of or to any of the foregoing, and any foreign counterparts of any of the foregoing, that are applicable to the Licensed Technology or the Licensed Products.

1.10

“Licensed Products” mean any product or service made with or incorporating the Licensed Technology or that would, in the absence of a license, infringe the Licensed Patents, including without limitation any of the following Licensed Technology: Tank measurement and reporting apparatuses and techniques to achieve accurate tank measurement levels utilizing the acoustic sensor technology of Licensor. The term Licensed Products shall include all Improved Licensed Products relating to any tank measurement device or reports.

1.11

“Licensed Technology” means inventions (whether patented or not), ideas, designs, processes, know-how, documents, records, scientific and engineering information and data, literature, plans and specifications (whether reduced to writing or not), and any manifestations or embodiments thereof and Intellectual Property Rights therein, used or owned by or licensed or otherwise properly available to Licensor that relate to tank measurement via acoustic sensor devices, internal measurement devices, other external devices, manual or mechanical measurement devices.

1.12	“Licensed Territory” means the total of the World.

1.13	“Monitoring Fees” means the revenues from monitoring services provided by or on behalf of Licensee or its Affiliates or agents relating to the Licensed Products.

1.14

“Net Sales” means the gross revenues from sales or leasing or rental of Licensed Products by Licensee or its Affiliates or agents, less credits, bad debts, discounts, rebates, recalls, promotional dollars, shipping, sales and use taxes, and duties if any. Net Sales shall be deemed made on the date when Licensed Products are shipped or service provided. For purposes of this definition, (i) Net Sales shall not include samples, free goods or other marketing programs pursuant to which Licensee dispenses Licensed Products without charge in order to induce sales; and (ii) Licensor will not be entitled to any compensation on Licensee’s sales to Licensor or Affiliates of Licensor or Licensee.

1.15	“Royalty” shall have the meaning specified in Section 3.01.

1.16

“Royalty Report” means a written report certified as correct by the Licensee’s independent auditors showing, for each period in question: (i) the total volume of Licensed Products sold by Licensee, (ii) the total gross sales price of Licensed Products sold by Licensee for which the Royalty is due, (iii) the total Net Sales of the Licensed Products sold by Licensee, (iv) the Royalty due, and (v) the amount of any underpayment or overpayment. (vi) the amount of product units sold and the amount of monitoring revenue received in each month.

1.17	“Term” means the Initial Term and, if applicable, the Extended Term.

ARTICLE 2
LICENSE GRANT

2.01

Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee the exclusive (subject to section 3.05) right and license, within the Licensed Territory, to make, have made, use, offer, and sell the Licensed Products during the Term. This license is not transferable or assignable, except as explicitly stated elsewhere in this Agreement without the permission and agreement of Licensor.

2.02

This grant of license shall include the right to use any existing or hereafter-acquired trademark of Licensor (whether registered or not), or any packaging trade dress of Licensor, in connection with the promotion, marketing, offer, or sale of Licensed Products in the Licensed Territory.

2.03

Licensor will use reasonable commercial efforts to ensure that the rights of Licensor in respect of the technology owned or controlled by Globalstar are assignable or sub-licensable to Licensee on substantially the same terms as such technology is currently licensed to Licensor.

ARTICLE 3
ROYALTIES

3.01

Licensee will pay to Licensor (i) a royalty of fifteen percent (15%) of the Net Sales (the “Royalty”) occurring during the Term, and (ii) a royalty of twenty five percent (25%) of the Monitoring Fees collected during the Term.

3.02

The Royalty shall be paid quarterly in respect of Net Sales and monthly in respect of Monitoring Fees. Within thirty (30) days after the end of each calendar quarter during the Term, Licensee shall report to Licensor the total Net Sales for such quarter and shall remit to Licensor in full the Royalty due hereunder for such quarter. Within fifteen (15) days after the end of each calendar month during the Term, Licensee shall report to Licensor the total Monitoring Fees for such month and shall remit to Licensor in full the Royalty due hereunder for such month.

3.03

Licensee shall make and keep full and accurate books and records showing the sales of Licensed Products sold under the license herein granted in sufficient detail to enable any royalties paid hereunder or the total net sales to be determined. Licensee shall deliver a Royalty Report to the Licensor within 30 days of the end of the Initial Term and within 45 days of the end of each subsequent 12-month period of the Extended Term, if applicable. This Section shall survive the expiration or earlier termination of the Term.

3.04

Licensee’s obligation to pay the Royalty to Licensor under Section 3.01 shall continue on a Licensed Product by Licensed Product, country by country basis, until the expiration or final determination of invalidity of the last valid claim within the Licensed Patents. Notwithstanding the above, Licensee shall be obligated after expiration of the royalty term to pay any royalty amounts that accrued under Section 3.01 prior to such expiration.

3.05

In the event that the Royalty received by Licensor for any 12-month period during the Extended Term is less than US$25,000, all exclusive license rights granted hereunder shall thereafter be non-exclusive.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.01

Licensor represents and warrants that it is the owner or authorized licensee of the Licensed Technology, that it has the rights and authority to grant the licenses hereunder, and that it has not made and will not make any commitment or restriction inconsistent with this Agreement or which will materially affect the rights granted by this Agreement.

4.02

Licensor represents and warrants that it is the owner of the Licensed Patents. Licensor expressly disclaims any warranty that the Patents are valid or enforceable, or that practice of any inventions claimed by the patent applications for the Licensed Technology will not infringe the rights of any other parties, or that Licensor is the first, original, and/or sole inventor of any invention claimed therein, or that practice of any inventions claimed therein will be or are commercially viable.

4.03

Licensee is solely responsible for quality, safety, and performance of Licensed Products made or sold by Licensee under this Agreement, and Licensee is solely responsible for all express or implied warranties to consumers relating to such Licensed Products. Licensor is not responsible or liable for any products liability or other claims made by purchasers or users of Licensed Products made or sold by Licensee under this Agreement.

ARTICLE 5

PATENT APPLICATIONS AND ENFORCEMENT

5.01

Licensor reserves the right to determine whether or not to take any action to enforce the proprietary rights in the Licensed Patents. Licensor will have no obligation during the Term of this Agreement to bring suit at Licensors’ expense against any infringer of Intellectual Property Rights in the Licensed Technology. This Agreement does not confer upon Licensee the right to sue an infringer, or alleged infringer of the Intellectual Property Rights in the Licensed Technology. To the extent a third party infringes the Intellectual Property Rights in the License Technology, in a Licensed Territory, during the Term, and such infringement results in an economic harm to Licensee, then Licensee may reduce the Royalty payable under Article 3 by a pro rata amount to compensate for the infringement. In determining the amount of Royalty reduction, the parties will consider: (i) the volume of sales in the Licensed Territory where the infringement is occurring compared to the total volume, (ii) the type and degree of proprietary protection in the Licensed Territory where the infringement is occurring, and (iii) the degree to which the economic harm can be established by Licensee.

5.02

Each party will notify the others of any claim that (i) a Licensed Patent is invalid; (ii) any Licensed Product infringes a patent of a third party; (iii) a third-party product infringes a Licensed Patent; or (iv) any other third party infringement of Intellectual Property Rights in the Licensed Technology.

5.03

Licensee shall mark Licensed Products or packaging of Licensed Products with the patent number(s) of any Licensed Patent(s), provided that Licensor so notifies Licensee that the patent number(s) applies thereto. In addition, Licensee agrees to use reasonably prudent efforts to determine whether Licensed Products made by or for Licensee are covered by any Licensed Patents and to mark such Licensed Products that Licensee determines are covered by issued patents to comply with Section 287(a), Title 35, of The United States Code or any applicable marking requirements of any other countries or jurisdictions within the Licensed Territory in which such patents are issued.

5.04	Licensee shall not challenge the validity of any of the Licensed Patents and shall not take any other steps to the detriment of the validity of any of the Licensed Patents.

ARTICLE 6
TERM

6.01	The term of this Agreement shall commence on the Effective Date and continue in full force and effect during the Initial Term and, if applicable pursuant to section 6.02, the Extended Term.

6.02

In the event that the Licensee or an Affiliate thereof does not, solely by reason of Licensor’s breach of the Interim Acquisition Agreement or the Definitive Acquisition Agreement, acquire all or substantially all of the securities in or assets of Licensor on or before May 31, 2008, the term of this Agreement shall extend from the end of the Initial Term until expiration or termination of Licensee’s royalty payment obligations as specified under Section 3.04 (the “Extended Term”).

ARTICLE 7
CONFIDENTIAL INFORMATION

7.01

In connection with this Agreement, the parties will provide to each other Confidential Information, including but not limited to each party’s know-how, invention disclosures, proprietary materials and/or technologies, economic information, business or research strategies, trade secrets and material embodiments thereof. As used herein, “Confidential Information” means any information of a confidential or proprietary nature disclosed by a party to this Agreement to another party in written or oral form.

7.02

The recipient of a disclosing party’s Confidential Information shall maintain such Confidential Information in confidence, and shall disclose such Confidential Information only to those of its employees, agents, consultants, sublicensees, attorney’s, accountants and advisors who have a reasonable need to know such Confidential Information and who are bound by obligations of confidentiality and non-use no less restrictive then those set forth herein. The recipient of the disclosing party’s Confidential Information shall use such Confidential Information solely to exercise its rights and perform its obligations under this Agreement (including, without limitation, the right to use and disclose such Confidential Information in regulatory applications and filings), unless otherwise mutually agreed in writing. The recipient of another party’s Confidential Information shall take the same degree of care that it uses to protect its own confidential and proprietary information of a similar nature and importance (but in any event no less than reasonable care). This Section 7.02 shall survive the expiration or earlier termination of the Term.

7.03

Confidential Information shall not include information that: (a) is in the recipient’s possession prior to receipt from the disclosing party as demonstrated by contemporaneous documentation; (b) is or becomes, through no fault of the recipient, publicly known; (c) is furnished to the recipient by a third party without breach of a duty to the disclosing party; (d) is independently developed by the recipient without use of, application of or reference to the disclosing party’s Confidential Information as demonstrated by contemporaneous documentation.

7.04

It shall not be a violation of this Article 7 to disclose Confidential Information required to be disclosed under applicable law, but such disclosure shall be only for the sole purpose of and solely to the extent required by such law, and provided that the recipient, to the extent possible, shall give the disclosing party prior written notice of the proposed disclosure and cooperate fully with the disclosing party to minimize the scope of any such required disclosure, to the extent possible and in accordance with applicable law.

ARTICLE 8
MISCELLANEOUS

8.01

Assignment. No right or interest in this Agreement shall be assigned by Licensee without prior written consent of Licensors, which consent may not be unreasonably withheld; provided, however, that Licensee shall have the right to assign this Agreement, without obtaining the prior consent, to (a) an Affiliate of Licensee, or (b) the purchaser of or successor to all or substantially all of the assets of Licensee.

8.02

Dispute Resolution. In the event of any dispute among the parties as to any of the terms and conditions herein, including any monetary payment due hereunder, if the parties are unable to resolve the dispute themselves within at least ninety (90) days, it will be submitted to arbitration by a single arbitrator (agreeable to both parties) of the American Arbitration Association (“AAA”). The parties shall share equally the fees and costs of the arbitrator, location and reporter. Nothing in this Agreement shall prevent either party from seeking injunctive, interim, or equitable relief, payment of undisputed debts, or relief or remedies in respect of intellectual property or confidentiality rights, before any court having jurisdiction over the other party.

8.03

Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by facsimile (with confirmation of receipt) or sent (postage prepaid) by registered, certified, or express mail or by reputable express courier service (such as Federal Express), and shall be deemed given and received when delivered by hand, or when sent by facsimile (with confirmation of receipt), or five days after sent by mail (three business days in the case of express mail or courier service), addressed in each case to the respective party at its address specified below, or at such other address as such party may from time to time designate by written notice to the other party as herein provided:

If to Licensee, to:

Schmitt Industries, Inc.

Attention:
Fax No.:

If to Licensor, to:

Xtero Datacom Inc.

Attention:
Fax No.:

8.04

Entire Agreement. This Agreement reflects the entire agreement between and among the parties with regard to the subject matter hereof. Except as otherwise provided herein, this Agreement cancels and supersedes all prior agreements, commitments, representations, understandings, and obligations verbal or written, between and among the parties relating to the subject matter hereof.

8.05	Modification. This Agreement may not be modified or amended except in a writing signed by both parties.

8.06

Independent Contractors. Under this Agreement, Licensor and Licensee are independent contractors to each other and not joint venturers, partners, or agents of each other, and none of them shall have the power to bind the others or make any promises or representations on behalf of the others to third parties.

8.07

Binding Effect. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, permitted assigns, and successors in interest, through merger, sale of assets, sale of stock, or otherwise.

8.08

Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of British Columbia, without giving effect to the conflict of laws principles of such Province.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers on the respective dates hereinafter set forth.

Xtero Datacom Inc.

By:	Date:

Schmitt Industries, Inc.

By :	Date

EXHIBIT B

Calculation of After-Tax Profits

Certificate of Xtero Operating Results and Deferred Purchase
Price Computation

Certificate as of date:

		Period 1	Period 2	Period 3	Period 4	Period 5	Period 6
		31-May-08	31-May-09	31-May-10	31-May-11	31-May-12	31-May-13

Direct Xtero net revenue	(1)

Direct Xtero cost of goods sold	(2)
Gross margin		—	—	—	—	—	—

Direct Xtero commissions expense	(2)
Direct Xtero marketing and selling expense	(2)
Direct Xtero G&A expense	(2)
Xtero proforma R&D amortization expense	(3)
Indirect SMIT G&A expense	(4)
Total Xtero operating expenses		—	—	—	—	—	—

Xtero operating results		—	—	—	—	—	—
Proforma Incomes taxes at 40%		—	—	—	—	—	—
Proforma Xtero Net Income		—	—	—	—	—	—

Accumulated Xtero proforma net income

Xtero operating results available for Deferred Purchase Price computation		—	—	—	—	—	—
% of Xtero operating results allocated to Deferred Purchase Price		50%
Xtero Deferred Purchase Price		—	—	—	—	—	—
SMIT closing price at applicable period end
# of SMIT shares to distribute
Accumulated shares issued

(1)   All direct revenue balances generated using any part or component of Xtero technology whether patented or not and as recorded in the appropriate general ledger for Xtero operations all reported in accordance with US GAAP consistent with balances reported in the consolidated financial statements of SMIT.  All balances net of returns, discounts and/or allowances.  This to include but not limited to license arrangements, OEM agreements, partnerships, communication fees, data storage or reporting fees, for both foreign and domestic operations.

(2)   All direct expense balances as recorded in the appropriate general ledger for Xtero operations all reported in accordance with US GAAP consistent with balances reported in the consolidated financial statements of SMIT.    Allocation of corporate General and Administrative expenses which include salaries and benefits which will be charged to the Xtero account in amounts that are reasonable and relate to the time or monies expended during the period.

(3)   For purposes of this computation all Xtero R&D expenses will be considered capitalized and amortized over a five year period from date of original expenditure.  Note for US GAAP reporting purposes R&D expenditures are expensed as incurred.  Patent related expenses will be capitalized and amortized over the life of the patents.

(4)   Indirect general and administrative expenses to be allocated based on the percentage of Xtero net revenues to consolidated SMIT net revenues, times the amount of consolidated SMIT general and administrative expenses not directly allocatable to any specific segment of SMIT.  G&A expenses that are directly related or attributable to any SMIT segment will be allocated to that segment as outlined in Note (2).  Indirect General and Administrative expenses for professional fees, investor relations, telephone, computer services, insurance, bank and credit charges, seminars and training, and all other reasonable administration and supply expenses.

Example of Indirect G&A allocation
Xtero net revenues		$65,000,000
Non Xtero SMIT net revenues	25,000,000
Consolidated SMIT net revenues		90,000,000
% of Xtero net revenue to total net revenue		72.2%
Total SMIT indirect G&A expenses		800,000
Allocated Xtero G&A expenses		577,778

Schedule B Dated Oct 4, 2007